Exhibit 99.68

EARLY WARNING REPORT AND PRESS RELEASE FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103

1.	Name and address of the offeror:

Joe Dwek Management Consultants Inc. (“JDM”) 1110 Finch Avenue West, Suite 210 Toronto, ON M5A 2K7

2.	Name of reporting issuer with respect to which this report is filed:

Grandview Gold Inc. (“Grandview”)

3.

Designation and number or principal amount of securities and the offeror’s security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired in those circumstances:

JDM has indirect control and direction over 12,066,999 common shares of Grandview (the “Shares”), 604,999 options to purchase units (the “Units”) comprised of one share and one-half (1/2) of one warrant with a total number of 302,500 underlying warrants to purchase shares, and 4,033,333 warrants to purchase shares (the “Warrants”) representing approximately 19.74% of the outstanding Shares on a partially diluted basis.

4.

Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release.

As set out in paragraph 3 above.

5.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (4) over which:

(a)	the offeror, either alone or together with any joint actors, has ownership and control

Not applicable.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

(c)	Joe Dwek Management Consultants Inc. 2007 has exclusive control of the Grandview securities set out in paragraph three but it does not have ownership of the same

(d)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

6.	Name of the market in which the transaction or occurrence that gave rise to the news release took place.

333,333 Shares were sold on the open market at a price of $0.065 per Share on January 5, 2011. The reporting issuer’s shares trade on the TSX Group under the call symbol GVX.

7.

Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

JDM intends to hold the securities for investment purposes. JDM may, depending on market and other conditions, increase its beneficial ownership, control or direction over the common shares or other securities of Grandview, through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

8.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

9.	Names of any joint actors in connection with the disclosure required by this report.

As set out in paragraph 5(c).

10.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

Not applicable.

11.

If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

DATED: January 7, 2011.
Joe Dwek
President: Joe Dwek Management Consultants Inc.